Exhibit 16.1

April 17, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the statements included under Item 4.01 of Form 8-K/A dated April 17, 2017, of Minn Shares Inc., to be filed with the Securities and Exchange Commission, and we agree with such statements insofar as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

Lurie, LLP

Minneapolis, Minnesota